 Exhibit 99.1

SNDL to Participate in Upcoming Investor and Cannabis Conferences

CALGARY, AB, Sept. 18, 2023 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") is pleased to announce that Zach George, the Company's Chief Executive Officer, and Marcie Kiziak, CEO of Nova Cannabis Inc. (TSX: NOVC) and SNDL's President, Cannabis Retail, will be participating in several upcoming investor and cannabis conferences, including the ATB Capital Markets Life Sciences Fall Conference, Benzinga Cannabis Capital Conference and A.G.P. Virtual Cannabis Conference.

ATB Capital Markets 2023 Life Sciences Fall Conference
On Wednesday, September 20, 2023, Mr. George and Ms. Kiziak will attend the ATB Capital Markets 2023 Life Sciences Fall Conference in New York. They will participate in a discussion titled 'Crossing Borders: Canada's Cannabis Journey and US Implications' at 3 p.m. EDT and will meet with institutional investors throughout the day.

Benzinga Cannabis Capital Conference
On Wednesday, September 27, 2023, Mr. George will speak at the Benzinga Cannabis Capital Conference in Chicago. The discussion titled 'Market Analysis: Assessing the Right Time to Move into the U.S.' will begin at 1:40 p.m. CDT.

For more information, visit: https://www.benzinga.com/events/cannabis-conference/.

A.G.P. Virtual Cannabis Conference
Mr. George will join the A.G.P. Virtual Cannabis Conference on Wednesday, October 4, 2023. The panel titled 'LP Opportunities within Canada, the US and Globally' begins at 9:45 a.m. EDT.

To listen, you can register here:
https://us02web.zoom.us/webinar/register/WN_d4tNuKNlQEmbjrJXEwc3EQ

ABOUT SNDL INC.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL." SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Citizen Stash, Sundial Cannabis, Palmetto, Bon Jak, Spiritleaf Selects, Versus Cannabis, Value Buds, Vacay, Grasslands and Superette. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry.

For more information on SNDL, please go to https://www.sndl.com/.

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SOURCE Sundial Growers Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2023/18/c2717.html

%CIK: 0001766600

For further information: Sophie Pilon, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: Sundial Growers Inc.

CNW 07:00e 18-SEP-23